

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2012

Via E-mail
Jason Toussaint
Managing Director
SPDR Gold Trust
c/o World Gold Trust Services, LLC
510 Madison Avenue, 9th Floor
New York, New York 10022

>   **Re: SPDR Gold Trust**
>   **Form 10-K for the Fiscal Year Ended September 30, 2011**
>   **Filed November 22, 2011**
>   **File No. 001-32356**

Dear Mr. Toussaint:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   In future Exchange Act periodic reports, please disclose your Authorized Participants.

2.   In future Exchange Act periodic reports, please discuss in greater detail the specific regulatory oversight of the custodian and the warehousing of the trust's gold. Please include any related risk factors, if necessary.

3.   In future Exchange Act periodic reports, please discuss in greater detail any affiliations between your various service providers and with your service providers and the Authorized Participants. If there are any conflicts of interest, please discuss and include any applicable risk factors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angela McHale, Staff Attorney, at (202) 551-3402 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief